UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Kellwood Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

488044108

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

-with a copy to-
Gerald T. Nowak
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL  60601
(312) 861-2000

September 18, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on June 8, 2007, as amended by Amendment No. 1 previously filed on July 26, 2007, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Kellwood Company, a Delaware corporation (the “Issuer”) as follows:

Item 4.                                 Purpose of Transaction.

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons. The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  Based on such review, the Reporting Persons have made a non-binding proposal to acquire 100% of the Issuer’s fully diluted shares made by way of a letter sent to Mr. Robert C. Skinner Jr., the Chairman & Chief Executive Officer of the Issuer, dated September 18, 2007.  A copy of such letter is attached as Exhibit B.

Item 5.            Interest in Securities of the Issuer.

(a) — (b)  On July 26, 2007, the Reporting Persons purchased 150,000 shares of Common Stock at an average price per share of $27.55, increasing the total number of shares owned by the Reporting Persons to 2,562,000 shares of Common Stock, or approximately 9.9% of the Issuer’s outstanding Common Stock.

(c)                              Except for the transactions described herein and those referenced in the Schedule 13D filed on June 8, 2007, and Amendment No. 1 filed on July 26, 2007, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated September 18, 2007, by and among each of the Reporting Persons.

Exhibit B	Letter from Sun Capital to Issuer, dated September 18, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                 September 18, 2007                                        SCSF Equities, LLC

By:               *

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:               *

Name:          Marc J. Leder

Its:                Director

Sun Capital Securities Fund, LP

By:     Sun Capital Securities Advisors, LP

Its:     General Partner

By:     Sun Capital Securities, LLC

Its:     General Partner

By:               *

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

By:               *

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities, LLC

By:               *

Name:          Marc J. Leder

Its:                Co-CEO

                     *

Name:          Marc J. Leder

                     *

Name:          Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated: September 18, 2007                                                                                                                                                     *By:        /s/ Michael McConvery  Attorney in Fact
Michael McConvery

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: September 18, 2007	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated: September 18, 2007	*By:	/s/ Michael McConvery	Attorney in Fact
Michael McConvery

EXHIBIT B

SUN CAPITAL SECURITIES GROUP, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

561-394-0550

September 18, 2007

The Board of Directors

Kellwood Company

c/o Mr. Robert C. Skinner Jr.

Chairman & Chief Executive Officer

420 5th Avenue, 28th Floor

New York, NY 10018

Members of the Board:

Sun Capital Securities Group, LLC and its assigns (“Sun Capital”) is pleased to submit this non-binding proposal to acquire 100% of the capital stock of Kellwood Company (“Kellwood” or the “Company”) for $21.00 per share in cash.  Our proposal represents a premium of 38% to the most recent closing price of $15.17.

Sun Capital will require 30 days of financial and legal diligence to finalize its proposal.  We are prepared to bridge the entire purchase price from our own capital, and there will be no financing contingency in the definitive purchase and sale agreement.  Our strong preference is for management to retain their leadership roles going forward, although our proposal is not contingent or otherwise predicated on management’s participation.

This letter represents only the intent of Sun Capital, does not constitute a contract or agreement, is not binding, and shall not be enforceable against Sun Capital.

Background and Rationale for Proposal

As you know, Sun Capital has been a shareholder of the Company since May 2007.  We currently hold 2.56 million shares representing approximately a 9.9% ownership position on a fully diluted basis, which we believe makes Sun Capital the Company’s second largest shareholder.

As a significant shareholder, we want to thank management for the time they have spent with us over the past six months explaining their business strategy and listening to some of our ideas on how to maximize value for all shareholders.  We too believe that Kellwood has a fundamentally attractive collection of assets, which, over time, could potentially generate higher levels of profitability and growth.  In this regard, we greatly appreciate management’s efforts to drive the business and create shareholder value.

1

However, even before the disappointing financial results reported on September 6th, we have been troubled by the Company’s inconsistent financial performance. The Company’s stock price performance has also materially underperformed over the past several years on an absolute basis as well as relative to its peers.  Such absolute and relative underperformance has sharply accelerated in the run up to and aftermath of the Company’s earnings announcement on September 6th.  Furthermore, we do not see any visibility on a material and sustained recovery in shareholder value in the near to intermediate term absent a change in strategy.

Sun Capital believes that management has made a strong effort given the challenges the industry and the Company face, and the constraints Kellwood is under as a public company.  Our fundamental concern is that, while the Company’s core assets may be attractive, those assets are not configured in a manner to maximize value for shareholders in both the near and long term.  We believe that the steps necessary to maximize shareholder value will require more aggressive action than has currently been undertaken, will take time to implement and will be extremely difficult to execute in a public company context.

In conversations with management, we discussed these issues and, in that context, the potential benefits to all shareholders of a sale of the Company.  Management suggested that we submit a specific proposal for review by the full Board to the extent we desire to pursue this course.

Timing and Alternatives

Sun Capital has a long history of completing transactions quickly and efficiently.  We are prepared to move forward on an expedited basis to reach a definitive agreement and consummate a transaction.  At the same time, as a large shareholder of the Company, we are open to other alternatives that could generate more value, on a risk and time adjusted basis, for all shareholders.  Accordingly, we would not object to the Company evaluating other potential alternatives in parallel with working with Sun Capital to finalize a transaction.

Please note that, while Sun Capital is open to other potential alternatives, we do not believe that time is on the Company’s side. We are concerned that a drawn out process to explore strategic alternatives, or waiting until the business or markets improve, holds a material risk of leading to a further diminution in shareholder value.  Therefore, we hope that the Company does not hesitate in engaging in a process with Sun Capital, and we encourage the Company to explore in parallel only those alternatives which are credibly actionable in a reasonable time frame.

Overview of Sun Capital

Sun Capital (www.SunCapPart.com), based in Boca Raton, Florida with offices in New York and Los Angeles, and with affiliate offices in London, Tokyo and Shenzhen, is a leading private investment firm focused on leveraged buyouts and investments in market leading companies.  Sun Capital focuses on niche opportunities of corporate divestitures, turnarounds, underperformers and special situations that can benefit from our in-house operating professionals and experience.  Sun Capital invests in companies with a leading position in their industry, long-term competitive advantages, and significant barriers to entry.

2

Sun Capital has nearly $10 billion of equity capital under management.  With a team of over 150 people possessing significant operational and transactional experience, Sun Capital affiliates have invested in more than 165 companies, with aggregate sales in excess of $35 billion, since the firm’s inception in 1995.

Sun Capital has been the most acquisitive private investment firm in the U.S. over the past four years, closing 107 transactions from 2002-2006, including 30 acquisitions in 2005 and 33 transactions in 2006 and 27 transactions to date in 2007, and was recently listed in a leading M&A trade publication as the fifth most acquisitive company of any kind in the United States.  Sun Capital has received numerous accolades over the years, including being named the Private Equity Firm of the Year for both 2003 and 2004 by the M&A Advisor, a leading periodical for the M&A industry.  In addition, we have been highly acquisitive on a global basis, completing 23 international transactions since 2002, including 15 platforms.

Next Steps

Thank you very much for your consideration, and we look forward to hearing from you soon.  Sun Capital will be available to discuss our proposal with representatives of the Board at your convenience.  In order to comply with its disclosure obligations, Sun Capital intends to amend its 13-D by Tuesday, September 18th to reflect our interest in acquiring the Company, at which time this letter will become public.

Kind Regards,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

3